FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                December 5, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit        Description

No. 1          RNS Announcement, re:  Update on AmerGen Disposal dated
               5 December 2003


5 DECEMBER 2003

BRITISH ENERGY PLC ("British Energy" or the "Company")

POSTING OF AMERGEN CIRCULAR AND POTENTIAL DELISTING


Further to British Energy's announcement on 10 October 2003 in relation to the proposed disposal of its interest in AmerGen Energy Company, LLC ("AmerGen") to Exelon Generation Company, LLC ("Exelon") (the "Disposal"), the Company announces that it has today posted a circular to its shareholders convening an extraordinary general meeting to seek approval for the Disposal, which will be held on 22 December 2003 at the Sheraton Grand Hotel, 1 Festival Square, Edinburgh EH3 9SR commencing at 11.00am.

Disposal

At closing, British Energy expects to receive approximately US$277 million from Exelon in cash subject, amongst other things, to any post-closing adjustments relating to working capital levels, unspent nuclear fuel, inventory, capital expenditures and low-level waste disposal costs at the time of closing.

Potential delisting

In view of the size of the Disposal in relation to the British Energy group of companies (the "Group"), shareholder approval will be required whilst the Company maintains a listing for its ordinary shares on the Official List of the UKLA.

The Company is endeavouring to satisfy the other conditions to the Disposal as soon as possible. Closing is expected to occur sometime between the end of December 2003 and 31 March 2004.

The proposed Disposal is a key element of the proposed restructuring of the Group which was agreed with certain of the Group's creditors and with the Secretary of State for Trade and Industry ("Secretary of State") on 1 October 2003 (the "Proposed Restructuring"). The Proposed Restructuring involves, amongst other things, the compromise of certain of the Group's debts and the assumption by the Nuclear Generation Decommissioning Fund Limited, to be renamed the Nuclear Liabilities Fund Limited ("NLF") and the Secretary of State of financial responsibility for funding certain nuclear liabilities and decommissioning costs.

The importance of the Disposal to the Group in the context of the Proposed Restructuring is such that if ordinary shareholders do not vote in favour of the Disposal, then in order to try and secure the financial stability of the Company, the board of the Company (the "Board") has decided that it will delist the Company's shares from the Official List of the UKLA and cease trading on the London Stock Exchange in order to proceed with the Disposal (subject to the other conditions) without the approval of shareholders (which upon delisting will cease to be required).

This decision has been taken reluctantly by the Board and reflects the Board's belief that the Disposal is a critical part of a successful restructuring of the Group. The Board has taken this step because it believes that in light of the short term pressures on liquidity which the Company is currently facing, it is in the interests of the Company to expedite the closing of the Disposal in order to access the sale proceeds as soon as possible. The Board also believes it is necessary to minimise the period during which the Group is exposed to the risk of further unplanned outages or other events which may add to short term liquidity pressures, pending receipt of the Disposal proceeds.

Accordingly, should shareholders not vote in favour of the Disposal, it is the Board's intention to cancel the listing of its ordinary shares and A shares (together, the "British Energy Shares") on the Official List of the UKLA, as a result of which the British Energy Shares will cease to be traded on the London Stock Exchange. In this event, it is expected that delisting would take effect at 8.00am on 7 January 2004 and the last day for dealings in British Energy Shares would be 6 January 2004.

In accordance with the articles of association of the Company, the Company's A shares will not carry any rights to attend or vote at the extraordinary general meeting on 22 December 2003. Holders of A shares (whether or not they also own ordinary shares) in the capital of the Company have nonetheless been sent a copy of the circular concerning the Disposal in order to notify them of the Company's intention to delist the British Energy Shares from the Official List of the UKLA and to cease trading on the London Stock Exchange if the Disposal is not approved by the holders of ordinary shares.

Use of proceeds of Disposal and liquidity

As previously announced, the Company has recently agreed, subject to formal documentation, a temporary increase in the amount of the facility extended to the Company by the Secretary of State (the "Government Facility") from GBP200 million to GBP275 million. The temporary increase in the Government Facility will only be available until the earlier of receipt by the Company of the proceeds of the Disposal and 22 February 2004.

The proceeds of the Disposal, net of transaction costs and break fees, are expected in the first instance to be used to repay outstanding sums under the Government Facility and any remainder will be retained for working capital purposes and for funding the Group's collateral requirements. The receipt of the Disposal proceeds will therefore significantly increase the Group's financial flexibility.

The Board is exploring initiatives to reduce the demand for trading collateral and to achieve sufficient liquid resources to implement the Proposed Restructuring, including investigating the availability of third party financing. However, the Proposed Restructuring and therefore, the working capital available to the Group, remains subject to a large number of significant uncertainties and important conditions (which were outlined in the Company's announcement on 1 October 2003).


For further information please contact:


Paul Heward             British Energy                  01355 262201
Andrew Dowler           Financial Dynamics              020 7831 3113


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  December 5, 2003                    BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations